SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                            AMERICAN MOLD GUARD, INC.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    02756R102
                                    ---------
                                 (CUSIP Number)

                                  December 31, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Calliope Capital Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  57-1237865
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: PSource Structured Debt Limited
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903266
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  26-0811267
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Valens Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903345
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          465,196 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  465,196 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  465,196 shares of Common Stock. *
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           465,196 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
* Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102

Item 1(a).  Name of Issuer: American Mold Guard, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            30200 Rancho Viejo Road, Suite G
            San Juan Capistrano, California 92675

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.(In Liquidation)

            This Schedule 13G is also filed on behalf of Calliope Capital Corporation, a Delaware corporation and a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation), Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Calliope Capital Corporation is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation). Laurus Master Fund, Ltd. (In Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd. (in Liquidation) and its two feeder funds concerning their respective assets, including securities owned by Calliope Capital Corporation reported in this
            Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this Schedule 13G (as amended). Information related to each of Laurus Capital Management, LLC,
            PSource Structured Debt Limited, Valens Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Calliope Capital Corporation, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  02756R102

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 465,196 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

            (ii) shared power to vote or to direct the vote: 465,196 shares of Common Stock. *

            (iii) sole  power to  dispose  or to direct  the  disposition  of: 0 shares of Common Stock. *

            (iv)  shared  power to  dispose  or to direct  the  disposition  of:
                  465,196 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
Based on 4,656,623 shares of the common stock, no par value per share (the "Shares") outstanding of American Mold Guard, Inc., a California corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008. As of December 31, 2008, Calliope Capital Corporation ("Calliope"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("VUS"), Valens Offshore SPV II, Corp.("Valens Offshore II" , and together with Calliope, PSource and VUS, the "Investors") held (i) a warrant (the "Warrant") to acquire 1,137,010 Shares, at an exercise price of $1.93 per Share, subject to certain adjustments, and (ii) a secured convertible term note (the "Note") in the aggregate initial principal amount of $2,000,000, which is convertible into Shares at a conversion rate of $1.85 per Share, subject to certain adjustments. The Warrant and Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the
Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument) or with respect to the Note, upon receipt by the Investors of a notice of redemption. Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. VUS and Valen Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSource, VUS and Valens Offshore II reported in this
Schedule 13G, as amended.

CUSIP No. 02756R102

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 11, 2009
                                    ----------------
                                    Date


                                    LAURUS MASTER FUND, LTD. (In Liquidation)
                                    By:  Laurus Capital Management, LLC
                                    its investment manager

                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Principal

CUSIP No. 02756R102

APPENDIX A

A. Name:             Calliope Capital Corporation, a Delaware corporation
   Address:          335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


B. Name:             Laurus  Capital  Management,  LLC, a Delaware
                     limited liability company
   Address:          335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

C. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Address:          c/o Laurus Capital Management, LLC

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Guernsey

D. Name:             Valens U.S. SPV I, LLC, a Delaware limited liability
                     company
   Address:          335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

E. Name:             Valens Offshore SPV II, Corp. a Delaware corporation
   Address:          335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

F. Name:             Valens Capital Management, LLC, a Delaware limited
                     liability company
   Address:          335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

G. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel


H. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

CUSIP No. 02756R102

Each of Calliope Capital Corporation, Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the amended Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Calliope Capital Corporation

PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
Individually and as its investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 11, 2009




Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp.

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    February 11, 2009


/s/ David Grin
-----------------------------------------
    David Grin
    February 11, 2009


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 11, 2009